Exhibit 99.1
Copa Holdings Reports Net Income of $191.8 million and EPS of $4.55 for the Fourth Quarter of 2023
Excluding special items, adjusted net income came in at $188.4 million, or Adjusted EPS of $4.47

Panama City, Panama --- February 7, 2024. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2023 (4Q23) and the full year of 2023. The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2022 (4Q22).

OPERATING AND FINANCIAL HIGHLIGHTS
•Copa Holdings reported a net profit of US$191.8 million for 4Q23 or US$4.55 per share. Excluding special items comprised of a net gain of US$3.4 million related to the value of financial investments, the Company would have reported a net profit of US$188.4 million or US$4.47 per share.
•For the full year 2023, the Company reported a net profit of US$518.2 million or US$12.89 per share. Excluding special items, comprised of a net loss related to the Company’s convertible notes as well as changes in the value of financial investments totaling US$156.9 million, Copa Holdings would have reported an adjusted net profit of US$675.1 million or US$16.79 per share, compared to an adjusted net profit of US$335.4 million or earnings per share of US$8.26 in 2022.
•Copa Holdings reported an operating profit of US$218.9 million and a 23.9% operating margin for the quarter.
•For the full year 2023, the Company reported an operating profit of US$811.8 million and an operating margin of 23.5%, compared to an adjusted operating profit of US$450.4 million and an operating margin of 15.2% in 2022.
•Passenger traffic for 4Q23, measured in terms of revenue passenger miles (RPMs), increased by 11.1% compared to 4Q22 in line with capacity which, measured in available seat miles (ASMs), increased by 11.0%. As a result, the load factor for the quarter increased by 0.1 percentage points to 86.7% compared to 4Q22.
•Total revenues for 4Q23 increased 3.0% to US$916.9 million mainly driven by higher capacity, while yields decreased by 7.1% to 14.0 cents. Consequently, revenue per available seat mile (RASM) decreased by 7.3% as compared to 4Q22 to 12.7 cents.
•Operating cost per available seat mile (CASM) decreased 6.3% from 10.3 cents in 4Q22 to 9.7 cents in 4Q23, mainly driven by a decrease of 12.7% in the price of jet fuel per gallon and lower sales and distribution costs. CASM excluding fuel (Ex-fuel CASM) decreased by 1.6% in the quarter to 6.0 cents, when compared to 4Q22.
•The Company ended the quarter with approximately US$1.2 billion in cash, short-term and long-term investments, which represent 34% of the last twelve months’ revenues.
•The Company closed the quarter with total debt, including lease liabilities, of US$1.7 billion, while our Adjusted Net Debt to EBITDA ratio ended at 0.5 times.
•During the quarter, the Company took delivery of three Boeing 737 MAX 9 aircraft, ending the year with a consolidated fleet of 106 aircraft – 67 Boeing 737-800s, 29 Boeing 737 MAX 9s, 9 Boeing 737-700s, and 1 Boeing 737-800 freighter.
•Copa Airlines had an on-time performance for the quarter of 83.8% and a flight completion factor of 99.8%.

Subsequent Events
•In January, Copa Airlines was recognized by Cirium for the ninth time as the most on-time airline in Latin America in 2023. Copa Airlines’ on-time performance of 89.5% for the year was the highest of any carrier in the Americas.
•Following the Airworthiness Directive issued by the United States Federal Aviation Administration (FAA) on January 6, the Company suspended operations of twenty-one 737 MAX9 aircraft. From January 6 to January 29, a total of 1788 flights were canceled. After undergoing the technical inspections required by the regulators, all of these aircraft have returned to Copa Airlines’ flight schedule.
•On February 7, 2024, the Board of Directors of Copa Holdings approved a 2024 quarterly dividend payment of US$1.61 per share. Dividends will be distributed during March, June, September, and December. The first quarterly dividend of US$1.61 per share will be paid on March 15, 2024, to shareholders on record as of February 29, 2024.

Consolidated Financial & Operating Highlights	4Q23	4Q22	Variance vs. 4Q22	3Q	Variance vs. 3Q23	FY23	FY22	Variance vs. FY22
Revenue Passengers Carried (000s)	3,310	2,813	17.7%	3,272	1.2%	12,442	10,334	20.4%
Revenue Passengers OnBoard (000s)	4,930	4,262	15.7%	4,873	1.2%	18,566	15,724	18.1%
RPMs (millions)	6,263	5,639	11.1%	6,239	0.4%	24,052	20,779	15.7%
ASMs (millions)	7,228	6,509	11.0%	7,109	1.7%	27,700	24,430	13.4%
Load Factor	86.7%	86.6%	0.1 p.p	87.8%	-1.1 p.p	86.8%	85.1%	1.8 p.p
Yield (US$ Cents)	14.0	15.1	-7.1%	13.4	5.1%	13.8	13.6	1.6%
PRASM (US$ Cents)	12.2	13.1	-7.1%	11.7	3.8%	12.0	11.6	3.7%
RASM (US$ Cents)	12.7	13.7	-7.3%	12.2	3.9%	12.5	12.1	3.0%
CASM (US$ Cents)	9.7	10.3	-6.3%	9.3	3.6%	9.6	10.3	-7.1%
CASM Excl. Fuel (US$ Cents)	6.0	6.1	-1.6%	5.8	3.9%	6.0	6.0	-0.3%
Fuel Gallons Consumed (millions)	85.6	77.7	10.2%	83.9	2.1%	327.6	291.4	12.4%
Avg. Price Per Fuel Gallon (US$)	3.07	3.52	-12.7%	3.00	2.6%	3.02	3.60	-16.0%
Average Length of Haul (miles)	1,892	2,005	-5.6%	1,907	-0.8%	1,933	2,011	-3.9%
Average Stage Length (miles)	1,229	1,266	-2.9%	1,238	-0.8%	1,251	1,275	-1.9%
Departures	36,207	32,112	12.8%	35,468	2.1%	137,044	120,155	14.1%
Block Hours	115,118	104,822	9.8%	112,114	2.7%	438,913	390,639	12.4%
Average Aircraft Utilization (hours)	11.9	11.8	1.3%	11.9	—%	11.9	11.3	5.0%
Operating Revenues (US$ millions)	916.9	890.6	3.0%	867.7	5.7%	3,461.1	2,965.0	16.7%
Operating Profit (Loss) (US$ millions)	218.9	219.7	-0.4%	205.0	6.8%	811.8	450.4	80.2%
Operating Margin	23.9%	24.7%	-0.8 p.p	23.6%	0.2 p.p	23.5%	15.2%	8.3 p.p
Net Profit (Loss) (US$ millions)	191.8	88.3	117.2%	187.4	2.4%	518.2	348.1	48.9%
Adjusted Net Profit (Loss) (US$ millions) (1)	188.4	177.7	6.0%	174.4	8.0%	675.1	335.4	101.3%
Basic EPS (US$)	4.55	2.23	103.9%	4.72	-3.5%	12.89	8.58	50.3%
Adjusted Basic EPS (US$) (1)	4.47	4.49	-0.5%	4.39	1.8%	16.79	8.26	103.2%
Shares for calculation of Basic EPS (000s)	42,150	39,554	6.6%	39,730	6.1%	40,201	40,582	-0.9%
(1)Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON THE 4Q23 RESULTS
The fourth quarter of 2023 was a strong quarter for the Company. Copa Holdings’ leading financial performance was the result of its consistent execution in lowering ex-fuel unit costs and increasing revenues, plus a continued robust demand environment in the region.

Operating revenues for 4Q23 increased 3.0% to US$916.9 million mainly driven by higher capacity. The Company’s load factor came in at 86.7% or 0.1 percentage points above 4Q22 on an 11.0% increase in ASM’s year over year, while yields came in at 14.0 cents or 7.1% lower than 4Q22. As a result, passenger revenues per ASM (PRASM) decreased 7.1% in the quarter to 12.2 cents and RASM decreased 7.3% to 12.7 cents.

Operating expenses for 4Q23 increased by 4.0% to US$698.1 million mainly driven by the 11.0% increase in capacity compared to 4Q22, partially offset by lower fuel and sales and distribution costs. Aircraft fuel expenses decreased by 3.6% or US$9.7 million compared to 4Q22, due to a 12.7% lower jet fuel price, partially offset by 10.2% more gallons consumed, and despite higher year-over-year passenger traffic figures, sales and distribution costs decreased by 10.4% due to higher penetration of direct sales and lower-cost travel agency channels. Consequently, cost per available seat mile (CASM) came in at 9.7 cents, a decrease of 6.3% compared to 4Q22, and costs excluding fuel (Ex-fuel CASM) came in at 6.0 cents, a 1.6% decrease when compared to the same period in 2022.

As a result, Copa Holdings reported an operating profit of US$218.9 million and a 23.9% operating margin for the quarter.

Thanks to the Company’s consistent focus on delivering low costs and strong financial results, Copa Holdings reported a full-year operating profit of US$811.8 million, a 23.5% operating margin, and a net profit of US$518.2 million. Excluding special items, comprised of a net loss related to the Company’s convertible notes as well as changes in the value of financial investments totaling US$156.9 million, Copa Holdings would have reported an adjusted net profit of US$675.1 million.

The Company continues to have a solid balance sheet as it closed the year with US$ 1.2 billion in cash, short-term and long-term investments, which represent 34% of the last twelve months’ revenues. Total debt and lease liabilities at the end of 4Q23 amounted to US$1.7 billion, while our Adjusted Net Debt to EBITDA ratio closed the year at 0.5 times.

Copa Holdings’ fourth quarter and full year results are the product of a solid and well-executed business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2024
For 2024, the Company is providing the following outlook*: Consolidated capacity is expected to grow by approximately 10%** year over year, and operating margin is expected to come within a range of 21% to 23%.

Financial Outlook	2024 Guidance	2023
Capacity – YOY ASM growth	∼10%**	13.4%
Operating Margin	21-23%	23.5%
Factored into this outlook is a load factor within a range of 86% to 87%, unit revenues (RASM) of approximately 12.2 cents, unit costs excluding fuel (Ex-Fuel CASM) in the range of 6.0 cents, and an all-in fuel price of US$2.85 per gallon.

*The Company’s 2024 full-year guidance includes the financial impact related to the grounding of 21 of Copa’s MAX9 aircraft which occurred between January 6 and January 29, as well as our current estimated impact on full-year capacity as a result of the MAX9 grounding and further aircraft delivery delays.

**Expected year-over-year capacity growth of ∼10% is preliminary and subject to changes in the aircraft delivery schedule for the remainder of 2024.
CONSOLIDATED FOURTH-QUARTER RESULTS
Operating revenue
Consolidated revenue for 4Q23 totaled US$916.9 million, a 3.0% or US$26.3 million increase from operating revenue of US$890.6 million in 4Q22, mainly driven by passenger revenue.

Passenger revenue totaled US$879.4 million, a 3.2% increase compared to the same period in 2022, mainly driven by an 11.0% year-over-year capacity increase, partially offset by a 7.1% decrease in passenger yield. The fourth-quarter results are mostly comprised of flown passenger ticket revenue, unredeemed ticket revenue, and passenger-related ancillary revenue.

Cargo and mail revenue totaled US$26.5 million, a 2.1% decrease compared to the same period in 2022, due to lower cargo yields.

Other operating revenue totaled US$11.0 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Consolidated operating costs for 4Q23 increased by 4.0% to US$698.1 million, mainly driven by lower fuel and sales and distribution costs.

Fuel totaled US$264.2 million, a decrease of 3.6% compared to the same period in 2022, due to a 12.7% lower effective fuel price, partially offset by a 10.2% increase in fuel gallons consumed.

Wages, salaries, benefits, and other employee expenses totaled US$119.7 million, representing a 14.0% increase compared to the same period in 2022, mainly driven by growth in operational staff to support current capacity, as well as salary adjustments and higher variable compensation.

Passenger servicing totaled US$24.1 million, an increase of 23.7% compared to the same period in 2022, mainly due to a 15.7% increase in onboard passengers and an upgrade in the Company’s business class product offering.

Airport facilities and handling charges totaled US$59.0 million, an increase of 18.7% compared to the same period in 2022, mostly related to a 12.8% increase in departures as well as higher airport fees.

Sales and distribution totaled US$55.1 million, a decrease of 10.4% compared to the same period in 2022, due to a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost travel agency channels.

Maintenance, materials, and repairs totaled US$31.3 million, an increase of 8.3% compared to the same period in 2022, mainly due to an increase in major components repairs and materials consumption costs driven by a 9.1% increase in flight hours, partially offset by an adjustment in the provision related to the future return of leased aircraft.

Depreciation and amortization totaled US$79.8 million, an increase of 13.6% compared to the same period in 2022, mostly related to additional aircraft and maintenance events amortization.

Flight operations mostly related to overflight fees, totaled US$28.0 million, an increase of 9.0% compared to the same period in 2022, driven by a 9.8% increase in block hours, partially offset by a reversal of provisions corresponding to prior periods.

Other operating and administrative expenses totaled US$36.9 million, representing an increase of 1.0% compared to the same period in 2022, mainly comprised of overhead expenses.

Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$3.3 million in 4Q23.

Finance cost totaled (US$20.4) million, comprised of US$12.9 million related to loan interest; US$3.5 million in interest charges related to operating leases, US$3.3 million related to the discount rate utilized for the calculation of leased aircraft charges, and US$0.7 million in other interest charges.

Finance income totaled US$14.3 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled (US$0.3) million, mainly driven by the depreciation of the Argentine peso, offset by the appreciation of the Colombian and Mexican peso during the quarter.

Other non-operating income (expense) totaled a net of US$3.1 million, mainly due to an unrealized mark-to-market gain of US$3.4 million related to changes in the value of financial investments.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: 011 507 304-2774
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A.
Consolidated statement of profit or loss
(In US$ thousands)

			%		%			%
	4Q23	4Q22	Change	3Q23	Change	FY23	FY22	Change
Operating Revenues
Passenger revenue	879,351	852,291	3.2%	833,306	5.5%	3,320,455	2,824,719	17.5%
Cargo and mail revenue	26,534	27,095	-2.1%	23,431	13.2%	97,105	101,765	-4.6%
Other operating revenue	11,049	11,226	-1.6%	10,973	0.7%	43,538	38,549	12.9%
Total Operating Revenue	916,933	890,612	3.0%	867,711	5.7%	3,461,098	2,965,033	16.7%

Operating Expenses
Fuel	264,166	273,901	-3.6%	252,077	4.8%	995,862	1,052,637	-5.4%
Wages, salaries, benefits and other employees' expenses	119,669	105,019	14.0%	108,416	10.4%	436,526	380,385	14.8%
Passenger servicing	24,148	19,518	23.7%	23,147	4.3%	89,146	70,080	27.2%
Airport facilities and handling charges	59,010	49,734	18.7%	58,243	1.3%	221,878	192,584	15.2%
Sales and distribution	55,111	61,498	-10.4%	54,058	1.9%	227,171	224,465	1.2%
Maintenance, materials and repairs	31,276	28,875	8.3%	29,528	5.9%	132,531	104,114	27.3%
Depreciation and amortization	79,815	70,251	13.6%	78,359	1.9%	305,668	267,704	14.2%
Flight operations	27,987	25,667	9.0%	29,476	-5.1%	109,892	97,256	13.0%
Other operating and administrative expenses	36,875	36,492	1.0%	29,394	25.5%	130,656	125,424	4.2%
Total Operating Expense	698,058	670,954	4.0%	662,697	5.3%	2,649,331	2,514,648	5.4%

Operating Profit/(Loss)	218,875	219,657	-0.4%	205,014	6.8%	811,767	450,384	80.2%

Non-operating Income (Expense):
Finance cost	(20,408)	(23,388)	-12.7%	(82,926)	-75.4%	(158,216)	(87,631)	80.5%
Finance income	14,289	7,413	92.8%	15,108	-5.4%	50,209	18,030	178.5%
Gain (loss) on foreign currency fluctuations	(272)	(2,560)	-89.4%	(1,566)	-82.6%	3,076	(9,812)	-131.3%
Net change in fair value of derivatives	—	(91,305)	-100.0%	77,058	-100.0%	(98,347)	17,189	-672.2%
Other non-operating income (expense)	3,126	1,221	156.0%	1,867	67.5%	7,153	70	10065.6%
Total Non-Operating Income/(Expense)	(3,264)	(108,619)	-97.0%	9,540	-134.2%	(196,126)	(62,155)	215.5%

Profit before taxes	215,611	111,039	94.2%	214,555	0.5%	615,641	388,229	58.6%

Income tax expense	(23,830)	(22,758)	4.7%	(27,179)	-12.3%	(97,456)	(40,176)	142.6%

Net Profit/(Loss)	191,780	88,280	117.2%	187,375	2.4%	518,185	348,054	48.9%

EPS
Basic	4.55	2.23	103.9%	4.72	-3.5%	12.89	8.58	50.3%

Shares used for calculation:
Basic	42,149,854	39,554,071	6.6%	39,730,180	6.1%	40,200,947	40,581,616	-0.9%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	December 2023	December 2022
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	206,375	122,424
Short-term investments	708,809	812,323
Total cash, cash equivalents and short-term investments	915,184	934,747
Accounts receivable, net	156,720	135,415
Accounts receivable from related parties	2,527	2,168
Expendable parts and supplies, net	116,604	93,332
Prepaid expenses	44,635	52,322
Prepaid income tax	66	798
Other current assets	32,227	17,043
	352,779	301,078
TOTAL CURRENT ASSETS	1,267,963	1,235,825
Long-term investments	258,934	202,056
Long-term prepaid expenses	9,633	7,770
Property and equipment, net	3,239,078	2,883,524
Right of use assets	281,146	234,380
Intangible, net	87,986	78,555
Net defined benefit assets	5,346	504
Deferred tax assets	30,136	30,743
Other Non-Current Assets	17,048	17,005
TOTAL NON-CURRENT ASSETS	3,929,307	3,454,537
TOTAL ASSETS	5,197,270	4,690,362
LIABILITIES
Loans and borrowings	222,430	142,484
Current portion of lease liability	68,304	80,084
Accounts payable	182,303	166,660
Accounts payable to related parties	1,228	1,004
Air traffic liability	605,900	651,805
Frequent flyer deferred revenue	126,677	111,526
Taxes Payable	44,210	43,878
Employee benefits obligations	64,940	44,913
Income tax payable	26,956	6,276
Other Current Liabilities	1,403	1,175
TOTAL CURRENT LIABILITIES	1,344,351	1,249,805

Loans and borrowings long-term	1,240,261	1,301,819
Lease Liability	215,353	158,289
Derivative financial instruments	-	251,150
Deferred tax Liabilities	36,594	16,571
Other long - term liabilities	234,474	220,618
TOTAL NON-CURRENT LIABILITIES	1,726,682	1,948,447
TOTAL LIABILITIES	3,071,033	3,198,252
EQUITY
Class A - 34,075,142 issued and 31,090,299 outstanding	21,367	21,327
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	210,936	103,465
Treasury Stock	(204,130)	(344,541)
Retained Earnings	1,581,739	1,367,784
Net profit	518,185	348,054
Other comprehensive loss	(9,326)	(11,445)
TOTAL EQUITY	2,126,237	1,492,110
TOTAL EQUITY LIABILITIES	5,197,270	4,690,362

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the twelve months ended
(In US$ thousands)

	2023	2022	2021
	(Unaudited)	(Audited)	(Audited)
Cash flow from operating activities	1,020,974	740,948	462,612
Cash flow used in investing activities	(542,995)	(555,911)	(459,135)
Cash flow used in financing activities	(394,028)	(273,694)	88,539
Net increase (decrease) in cash and cash equivalents	83,951	(88,657)	92,016
Cash and cash equivalents at January 1	122,424	211,081	119,065
Cash and cash equivalents at December 31	$206,375	$122,424	$211,081

Short-term investments	708,809	812,323	806,340
Long-term investments	258,934	202,056	199,670
Total cash and cash equivalents and investments at December 31	$1,174,118	$1,136,803	$1,217,091

Copa Holdings, S.A.
NON-IFRS FINANCIAL MEASURE RECONCILIATION
This press release includes the following non-IFRS financial measures: Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Profit	4Q23	4Q22	3Q23	FY23	FY22

Net Profit as Reported	$191,780	$88,280	$187,375	$518,185	$348,054
Add: Interest expense related to the settlement of the convertible notes	$—	$—	$64,894	$64,894	$—
Add: Net change in fair value of derivatives	$—	$91,305	$(77,058)	$98,347	$(17,189)
Add: Net change in fair value of financial investments	$(3,372)	$(1,924)	$(810)	$(6,349)	$4,516
Adjusted Net Profit	$188,409	$177,661	$174,400	$675,077	$335,381

Reconciliation of Adjusted Basic EPS	4Q23	4Q22	3Q23	FY23	FY22

Adjusted Net Profit	$188,409	$177,661	$174,400	$675,077	$335,381
Shares used for calculation of Basic EPS	42,150	39,554	39,730	40,201	40,582
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$4.47	$4.49	$4.39	$16.79	$8.26

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	4Q23	4Q22	3Q23	FY23	FY22

Operating Costs per ASM as Reported (in US$ Cents)	9.7	10.3	9.3	9.6	10.3
Aircraft Fuel Cost per ASM (in US$ Cents)	3.7	4.2	3.5	3.6	2.8
Operating Costs per ASM excluding fuel (in US$ Cents)	6.0	6.1	5.8	6.0	7.2